UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                                 APTIMUS, INC.
                                 -------------
                               (Name of Issuer)


                          Common Stock, no par value
                      -----------------------------------
                        (Title of Class of Securities)


                                   03833V108
                            -----------------------
                                (CUSIP Number)


                               December 31, 2006
                    -------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                              [X]   Rule 13d-1(b)

                              [ ]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 12 Pages
                            Exhibit Index: Page 11

                                 SCHEDULE 13G

CUSIP No.: 03833V108                                        Page 2 of 12 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      MAGNETAR INVESTMENT MANAGEMENT, LLC
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Delaware
...............................................................................
               5.    Sole Voting Power              98,126
Number of      ...............................................................
Shares         6.    Shared Voting Power            None
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power         98,126
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power       None
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      98,126
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      1.50% based on 6,552,633 shares outstanding as of November 1, 2006 (on December 31, 2006, Magnetar Investment Management, LLC owned 6.77%).
...............................................................................
12.   Type of Reporting Person:

      IA; OO

                                 SCHEDULE 13G

CUSIP No.: 03833V108                                        Page 3 of 12 Pages

...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      MAGNETAR CAPITAL PARTNERS LP
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Delaware
...............................................................................
               5.    Sole Voting Power              None
Number of      ...............................................................
Shares         6.    Shared Voting Power            98,126
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power         None
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power       98,126
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      98,126
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      1.50% based on 6,552,633 shares outstanding as of November 1, 2006 (on December 31, 2006, Magnetar Capital Partners LP owned 6.77%).
...............................................................................
12.   Type of Reporting Person:

      HC; OO

                                 SCHEDULE 13G

CUSIP No.: 03833V108                                        Page 4 of 12 Pages

...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      SUPERNOVA MANAGEMENT LLC
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Delaware
...............................................................................
               5.    Sole Voting Power              None
Number of      ...............................................................
Shares         6.    Shared Voting Power            98,126
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power         None
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power       98,126
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      98,126
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      1.50% based on 6,552,633 shares outstanding as of November 1, 2006 (on December 31, 2006, Supernova Management LLC owned 6.77%).
...............................................................................
12.   Type of Reporting Person:

      HC; OO

                                 SCHEDULE 13G

CUSIP No.: 03833V108                                        Page 5 of 12 Pages

...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      ALEC N. LITOWITZ
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      United States of America
...............................................................................
               5.    Sole Voting Power              None
Number of      ...............................................................
Shares         6.    Shared Voting Power            98,126
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power         None
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power       98,126
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      98,126
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      1.50% based on 6,552,633 shares outstanding as of November 1, 2006 (on December 31, 2006, Alec N. Litowitz owned 6.77%).
...............................................................................
12.   Type of Reporting Person:

      HC

                                                            Page 6 of 12 Pages


Item 1(a).        Name of Issuer:

                  Aptimus, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  100 Spear Street, Suite 1115
                  San Francisco, CA 94105

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Magnetar Investment Management, LLC ("Magnetar Investment Management");

                  ii)  Magnetar   Capital   Partners  LP  ("Magnetar   Capital
                  Partners");

                  iii) Supernova Management LLC ("Supernova Management"); and

                  iv)  Alec N. Litowitz ("Mr. Litowitz").

                  This Statement relates to Shares (as defined herein) held for the accounts of certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd. and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Investment Management. Magnetar Investment Management is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Magnetar Investment Management, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).        Citizenship:

                  i) Magnetar Investment Management is a Delaware limited liability company;

                  ii)  Magnetar   Capital   Partners  is  a  Delaware  limited
                  partnership;

                  iii) Supernova Management is a Delaware limited liability company; and

                  iv) Mr. Litowitz is a citizen of the United States of America.

                                                            Page 7 of 12 Pages


Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value (the "Shares")

Item 2(e).        CUSIP Number:

                  03833V108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a) [ ] Broker or dealer  registered under Section 15 of the
                          Exchange Act.
                  (b) [ ] Bank as defined in Section  3(a)(6) of the  Exchange
                          Act.
                  (c) [ ] Insurance  company as defined in Section 3(a)(19) of the Exchange Act.
                  (d) [ ] Investment company registered under Section 8 of the
                          Investment Company Act.
                  (e) [X] An  investment  adviser  in  accordance  with  Rule
                          13d-1(b)(1)(ii)(E);
                  (f) [ ] An  employee  benefit  plan  or  endowment  fund  in accordance with Rule 13d-1(b)(1)(ii)(F).
                  (g) [ ] A  parent  holding  company  or  control  person  in accordance with Rule 13d-1(b)(1)(ii)(G).
                  (h) [ ] A savings  association as defined in Section 3(b) of the Federal Deposit Insurance Act.
                  (i) [ ] A church plan that is excluded  from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  (i) On December 31, 2006, each of Magnetar Investment Management, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 443,312 Shares. This amount consists of: (A) 2,372 Shares held for the account of Magnetar SGR Fund, Ltd;
(C) 44,632 Shares held for the account of Magnetar SGR Fund, LP and (D) 396,308 Shares held for the account of the Managed Accounts. As of February 5, 2007, each of Magnetar Investment Management, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 98,126 Shares. This amount consists of: (A) 2,457 Shares held for the account of Magnetar SGR Fund, Ltd; (C) 49,559 Shares held for the account of Magnetar SGR Fund, LP and (D) 46,110 Shares held for the account of the Managed Accounts.


Item 4(b)         Percent of Class:

                  (i) On December 31, 2006, each of Magnetar Investment Management, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 6.77% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed registration statement on Form 10-Q, there were approximately 6,552,633 shares outstanding as of November 1, 2006. As of February 5, 2007, the number of Shares of which each of Magnerar Investment Management, Magnetar Capital Partners, Supernova

                                                            Page 8 of 12 Pages


Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 1.50% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed registration statement on Form 10-Q, there were approximately 6,552,633 shares outstanding as of November 1, 2006).

Item 4(c)         Number of Shares of which such person has:

Magnetar Investment Management:
-------------------------------

(i) Sole power to vote or direct the vote:                              98,126

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:               98,126

(iv) Shared power to dispose or direct the disposition of:                   0


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                           98,126

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:              98,126


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.           Ownership  of More than Five  Percent  on Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose

                                                            Page 9 of 12 Pages


of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           Page 10 of 12 Pages


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007                MAGNETAR INVESTMENT MANAGEMENT, LLC

                                       By: Magnetar Capital Partners LP
                                           As Sole Member

                                       By: /s/ Alec N. Litowitz
                                           -----------------------------
                                       Name:  Alec N. Litowitz
                                       Title: Manager of Supernova Management
                                              LLC, as General Partner of
                                              Magnetar Capital Partners LP


Date: February 14, 2007                MAGNETAR CAPITAL PARTNERS LP


                                       By: /s/ Alec N. Litowitz
                                           -----------------------------
                                       Name:  Alec N. Litowitz
                                       Title: Manager of Supernova Management
                                              LLC, as General Partner of
                                              Magnetar Capital Partners LP

Date: February 14, 2007                SUPERNOVA MANAGEMENT LLC


                                       By: /s/ Alec N. Litowitz
                                           -----------------------------
                                       Name:  Alec N. Litowitz
                                       Title: Manager

Date: February 14, 2007                ALEC N. LITOWITZ



                                       /s/ Alec N. Litowitz
                                       ----------------------------

                                                           Page 11 of 12 Pages


                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.    Joint Filing Agreement, dated February 14, 2007 by and among
      Magnetar Investment Management, LLC, Magnetar Capital Partners
      LP, Supernova Management LLC, and Alec N. Litowitz  ...........       12

                                                           Page 12 of 12 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Aptimus, Inc. dated as of February 14, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 14, 2007                MAGNETAR INVESTMENT MANAGEMENT, LLC

                                       By: Magnetar Capital Partners LP
                                           As Sole Member

                                       By: /s/ Alec N. Litowitz
                                           -----------------------------
                                       Name:  Alec N. Litowitz
                                       Title: Manager of Supernova Management
                                              LLC, as General Partner of
                                              Magnetar Capital Partners LP


Date: February 14, 2007                MAGNETAR CAPITAL PARTNERS LP


                                       By: /s/ Alec N. Litowitz
                                           -----------------------------
                                       Name:  Alec N. Litowitz
                                       Title: Manager of Supernova Management
                                              LLC, as General Partner of
                                              Magnetar Capital Partners LP

Date: February 14, 2007                SUPERNOVA MANAGEMENT LLC


                                       By: /s/ Alec N. Litowitz
                                           -----------------------------
                                       Name:  Alec N. Litowitz
                                       Title: Manager

Date: February 14, 2007                ALEC N. LITOWITZ


                                       /s/ Alec N. Litowitz
                                       ----------------------------